SEC 08027037 MISSION
Washington, D.C. 20549

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FEB 27 2008
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-67238~~ 41166

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 General Palmer Dr
(No. and Street)

Palmer Lake	CO	80135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Snetting (720) 231-4103
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Debra Snetting, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Exp: 2/9/2011

Notary Public

JOHN DALLY
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Feb. 9, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHFIELD ORION INTERNATIONAL, INC.
(formerly San Jacinto Securities, Inc)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2007

RICHFIELD ORION INTERNATIONAL, INC.
(formerly San Jacinto Securities, Inc.)

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.)

We have audited the accompanying statement of financial condition of Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.) as of December 31, 2007, and the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.) as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2008

RICHFIELD ORION INTERNATIONAL, INC.
(formerly San Jacinto Securities, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

DUE FROM BROKER	**$**	**6,015**

SHAREHOLDER'S EQUITY

CONTINGENCIES (Note 3)

STOCKHOLDER'S EQUITY (Note 2):		
Common stock, $0.10 par value; 30,000 shares authorized; 21,560 shares issued and outstanding	$	2,156
Additional paid-in capital		3,859
	$	**6,015**

The accompanying notes are an integral part of this statement.

RICHFIELD ORION INTERNATIONAL, INC.
(formerly San Jacinto Securities, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUE:		
Commissions	$	50,242
Other income		39,248
Interest income		25,037
Total revenue		114,527
EXPENSES:		
General and administrative		65,496
Commissions, salaries and related expenses		40,544
Insurance		12,893
Professional fees		8,820
Total expenses		127,753
NET LOSS	**$**	**(13,226)**

The accompanying notes are an integral part of this statement.

RICHFIELD ORION INTERNATIONAL, INC.
(formerly San Jacinto Securities)

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
BALANCES, at December 31, 2006	21,560	$ 2,156	$ 47,844	$ 443,340
Capital contributions	-	-	6,015	-
Net loss	-	-	-	(13,226)
Capital withdrawals	-	-	(50,000)	(430,114)
BALANCES, at December 31, 2007	**21,560**	**$ 2,156**	**$ 3,859**	**$ -**

The accompanying notes are an integral part of this statement.

RICHFIELD ORION INTERNATIONAL, INC.
(formerly San Jacinto Securities, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (13,226)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Decrease in receivable from clearing firm	134,701
Decrease in securities owned	51,551
Decrease in other assets	5,151
Decrease accounts payable and accrued expenses	(46,788)
Net cash provided by operating activities	131,389
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	6,015
Capital distributions	(480,114)
Net cash used in financing activates	(474,099)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(342,710)
CASH AND CASH EQUIVALENTS, beginning of year	342,710
CASH AND CASH EQUIVALENTS, end of year	$ -

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations

Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.) (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. In December 2007, the owners of San Jacinto Securities, Inc. sold all of the outstanding shares of the Company to its present owners. The new owners changed the name of the Company in January 2008, to Richfield Orion International, Inc.

Clearing Agreement

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the Rules of the Self Regulatory Organizations of which the Company is a member.

Revenue Recognition

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Securities owned or Sold, Not yet Purchased

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase (decrease) in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Cash and Cash Equivalents

For purposes of reporting cash flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments

The Company's financial instruments, including due from broker are carried at amounts that approximate fair value due to the short-term nature of those instruments.

Income Taxes

The company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporation level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2007, the Company had net capital and net capital requirements of $6,015 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.00 to 1. According to Rule 15c3-1, the company's net capital ratio shall not exceed 15 to 1

NOTE 3 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has a substantial portion of its assets on deposit with its clearing broker. Assets deposited with clearing brokers are subject to credit risk. In the event the of the clearing broker's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits.

SUPPLEMENTARY INFORMATION

RICHFIELD ORION INTERNATIONAL, INC.
(formerly San Jacinto Securities, Inc.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPPITAL RULE 15c3-1
DECEMBER 31, 2007

CREDIT:		
Members' equity	$	6,015
DEBITS:		
Nonallowable assets:		-
NET CAPITAL		6,015
Minimum requirements of 6-2/3% of aggregate indebtedness of $0 or $5,000, whichever is greater		5,000
EXCESS NET CAPITAL	**$**	**1,015**
AGGREGATE INDEBTEDNESS:	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.00 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2007.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.)

In planning and performing our audit of the financial statements and supplementary information of Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.) (the "Company") for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exceptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Richfield Orion International, Inc (formerly San Jacinto Securities, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

In addition, our review indicated that Richfield Orion International, Inc. (formerly San Jacinto Securities, Inc.) was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as of December 31, 2007, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2008

END